FOR IMMEDIATE RELEASE

          AMERCO DECLARES DIVIDEND DISTRIBUTION OF
               PREFERRED STOCK PURCHASE RIGHTS

     RENO, NEV.- (AUG. 7, 1998) On July 13, 1998, the Board of Directors of AMERCO (Nasdaq: UHAL) approved the adoption of a Shareholder Rights Plan designed to discourage takeovers that involve abusive tactics or do not provide fair value to shareholders. Similar plans have been adopted by many other publicly traded companies. AMERCO has had a Shareholder Rights Plan in place since 1988.

     The Shareholder Rights Plan provides for a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of AMERCO common stock. The dividend distribution will be made to shareholders of record on August 17, 1998. Each shareholder is automatically entitled to the Rights and no physical distribution of new certificates will be made at this time. The Rights distribution is not taxable to shareholders.

     Following the acquisition of 10% or more of AMERCO's common stock by a person or group, the holders of the Rights (other than the acquiring person) will be entitled to purchase shares of common stock at one-half the then current market price, and, in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares.

     AMERCO will be able to redeem the Rights at $0.01 per Right at any time until a person or group acquires 10% or more of the Company's shares.

     A letter outlining the Shareholder Rights Plan in more detail will be sent to the Company's shareholders following the record date.